SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Clarifications about Investments

(Rio de Janeiro, December 22, 2008). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, in response to written notice received from Securities and Exchange Commission of Brazil – CVM (CVM/SEP/GEA-2/No. 320/08), regarding an article published by the Valor Econômico newspaper that stated that “The new Maranhão and Ceará refineries, estimated at $30.9 billion, will be in Petrobras’ 2009-2013 strategic plan,” and a story posted on the Agência Estado Portal, on December 18 under the “Dilma: Petrobras will invest R$40 billion in 2009” headline, clarifies that:

The Company communicated widely, via market announcements issued on June 10 and 16 and on September 5 2008, that it is analyzing the possibility of installing two Premium refineries capable of processing 300,000 bpd and 600,000 bpd. Downstream Officer, Paulo Roberto Costa, states that he did not disclose investment figures for these two refineries and that they are still under analysis taking the Company’s investment capacity into account. Such investments were not foreseen in the 2008-2012 Business Plan.

Therefore, regarding the statement that the refineries will be included in the 2009-2013 Business Plan, the Company informs that due to fact that the Board of Directors has not finalized its analysis of the Plan yet, as announced last Friday, the investments for the next five years will only be announced in 2009.

Concerning the statement made by Minister Dilma Roussef, the R$40 billion investment forecast for 2009 is related to amounts included in the current 2008-2012 Business Plan, which considers an average annual investment in the order of $19.5 billion in Brazil. As the Minister highlighted, this forecast does not include possible investments in the pre-salt area, since these discoveries were made after the current Plan was announced, in August 2007, and may be amended for this reason.

The goals and investments currently in effect at the Company remain those announced in August 2007 for the 2008-2012 period until the new plan is approved, a fact that will be widely disclosed to the market.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.